UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                        NORTHWEST AIRLINES CORPORATION
                        ------------------------------
                                (Name of Issuer)

                     Class A Common Stock, Par Value $0.01
                     -------------------------------------
                         (Title of Class of Securities)

                                 667280-10-1
                                 -----------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required In the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















                                Page 1 of 11

CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES-
                                            NWA PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3097255
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           6.  SHARED VOTING POWER                        5,276,390**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      7.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER                   5,276,390**

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   5,276,390**

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.3%**

------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See response to Item 4 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           6.  SHARED VOTING POWER                        5,276,390**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      7.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER                   5,276,390**

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   5,276,390**

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.3%**

------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                           IA, PN

------------------------------------------------------------------------------
** See response to Item 4 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           6.  SHARED VOTING POWER                        5,276,390**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      7.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER                   5,276,390**

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   5,276,390**

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.3%**

------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See response to Item 4 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 5 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    5.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           6.  SHARED VOTING POWER                        5,276,390**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      7.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                    8.  SHARED DISPOSITIVE POWER                   5,276,390**

------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   5,276,390**

------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.3%**

------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See response to Item 4 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 6 of 11


Item 1(a). Name of Issuer.
-------------------------
Northwest Airlines Corporation (the "Issuer")


Item 1(b). Address of Issuer's Principal Executive Offices.
----------------------------------------------------------
2700 Lone Oak Parkway, Eagan, MN  55121


Item 2(a).  Name of Persons Filing.
----------------------------------
Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.


Item 2(b).  Address of Principal Business Office or, in None, Residence.
-----------------------------------------------------------------------
The address of each reporting person is 909 Montgomery Street, Suite 400, San Francisco, California 94133.


Item 2(c).  Citizenship.
-----------------------
Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.


Item 2(d).  Title of Class of Securities.
----------------------------------------
Class A Common Stock, $0.01 par value ("Common Stock").


Item 2(e).  CUSIP Number.
------------------------
667280-10-1


Item 3.  Type of Reporting Person.
---------------------------------
Not applicable


Item 4.  Ownership.
------------------
Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. At

CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 7 of 11

December 31, 1998, the following shares of Common Stock were held directly by the following persons:

Person                                 Common Stock
--------------------------------       -------------

Richard C. Blum & Associates-NWA
Partners, L.P. ("RCBA-NWA")             4,737,888

Richard C. Blum & Associates, L.P.        263,502
("RCBA L.P.")

Investment advisory client account
for which RCBA L.P. has voting and
investment discretion                     275,000

The general partner of RCBA-NWA is RCBA L.P. RCBA L.P. has voting and investment discretion for an investment advisory client account on whose behalf shares of the Issuer have been acquired. The general partner of RCBA L.P. is Richard C. Blum & Associates, Inc. ("RCBA Inc."). Richard C. Blum is a controlling person and chairman of RCBA Inc., and a limited partner of RCBA L.P. Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

As chairman, director and a substantial shareholder of RCBA, Inc., Mr. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., RCBA L.P. and RCBA-NWA. Mr. Blum reserves the right to disclaim beneficial ownership of securities beneficially owned by such entities. Although Mr. Blum is joining in this Amendment as a reporting person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by such entities.

Mr. Blum is also a director of the Issuer.

RCBA-NWA is a party to a Second Amended and Restated Investor Stockholders' Agreement dated as of December 23, 1993, as amended (the "Stockholders' Agreement") with the other investor stockholders named therein (the "Original Investors") and the Issuer. See Exhibits B through H attached hereto. As a result of being a party to the Stockholders' Agreement, RCBA-NWA and the other reporting persons may be deemed members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. The reporting persons hereby disclaim their possible status as a member of such group for purposes of Section 13(d) and disclaim beneficial

CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 8 of 11

ownership of the shares of Common Stock of the Issuer owned by the other Original Investors.

Pursuant to the Stockholders' Agreement, RCBA-NWA has agreed along with the other Original Investors holding together with RCBA-NWA in excess of 31.1% of the outstanding voting stock of the Issuer (on a fully diluted basis) to vote its shares of Common Stock of the Issuer for the election of certain directors (including Mr. Blum).


Item 5.  Ownership of Five Percent or Less of a Class.
-----------------------------------------------------
Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
------------------------------------------------------------------------
Not applicable.


Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on by the Parent Holding
         Company.
----------------------------------------------------------------------------
Not applicable


Item 8.  Identification and Classification of Members of the Group.
------------------------------------------------------------------
Not applicable


Item 9.  Dissolution of Group.
-----------------------------
Not applicable


Item 10.  Certification.
-----------------------
Not applicable

CUSIP NO. 667280-10-1            SCHEDULE 13G                     Page 9 of 11

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999

RICHARD C. BLUM & ASSOCIATES-NWA PARTNERS, L.P.
By: Richard C. Blum & Associates, L.P., its general partner
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    --------------------------------------
    Murray A. Indick
    Managing Director, General Counsel,
       Chief Administrative Officer and Secretary

RICHARD C. BLUM & ASSOCIATES, L.P.
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Managing Director, General Counsel,
       Chief Administrative Officer and Secretary

RICHARD C. BLUM & ASSOCIATES, INC.



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Managing Director, General Counsel,
       Chief Administrative Officer and Secretary



/s/ Murray A. Indick
-------------------------------------------
RICHARD C. BLUM

By: Murray A. Indick, Attorney-in-Fact

CUSIP NO. 667280-10-1            SCHEDULE 13G                    Page 10 of 11

                                  EXHIBIT INDEX

Exhibit A  Joint Filing Undertaking

Exhibit B  Second Amended and Restated Investor Stockholders' Agreement
           dated as of December 23, 1993 (the "Stockholders'
           Agreement")*

Exhibit C  Amendment dated as of October 23, 1995 to the Stockholders'
           Agreement*

Exhibit D  Supplement dated as of December 23, 1993 to the Stockholders'
           Agreement (filed as Exhibit 4.11 to Northwest Airlines
           Corporation's Annual Report on Form 10K for the year ended December 31, 1994 (the "10-K") and incorporated herein by reference)

Exhibit E  Amendment dated as of December 14, 1994 to the Stockholders'
           Agreement (filed as Exhibit 4.13 to the 10K and incorporated herein by reference)

Exhibit F  Amendment dated as of January 6, 1995 to the Stockholders'
           Agreement (filed as Exhibit 4.14 to the 10-K and incorporated herein by reference)

Exhibit G  Amendment dated as of January 25, 1995 to the Stockholders'
           Agreement (filed as Exhibit 4.15 to the 10-K and incorporated herein by reference)

Exhibit H  Amendment dated as of September 29, 1997 to the Stockholders'
           Agreement (filed as Exhibit 10.7 to Northwest Airlines
           Corporation's Form 10-Q for the quarter ended September 30, 1997 (the "10-Q") and incorporated herein by reference)







*  Previously filed

CUSIP NO. 667280-10-1            SCHEDULE 13G                    Page 11 of 11

                                  Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 12, 1999

RICHARD C. BLUM & ASSOCIATES-NWA PARTNERS, L.P.
By: Richard C. Blum & Associates, L.P., its general partner
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    --------------------------------------
    Murray A. Indick
    Managing Director, General Counsel,
       Chief Administrative Officer and Secretary

RICHARD C. BLUM & ASSOCIATES, L.P.
By: Richard C. Blum & Associates, Inc., its general partner



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Managing Director, General Counsel,
       Chief Administrative Officer and Secretary

RICHARD C. BLUM & ASSOCIATES, INC.



By: /s/ Murray A. Indick
    ---------------------------------------
    Murray A. Indick
    Managing Director, General Counsel,
       Chief Administrative Officer and Secretary



/s/ Murray A. Indick
-------------------------------------------
RICHARD C. BLUM

By: Murray A. Indick, Attorney-in-Fact